



SEC. 06007462 ISSION

Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52290

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/05___ AND ENDING___12/31/05___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Track Data Securities Corp.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

691 Fulton Street
(No. and Street)

Brooklyn, New York 11217

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Aviva Jakubowitz___   (718) 522-7373
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip L. Glickman

(Name – *if individual, state last, first, middle name*)

605 Ives Dairy Road, Suite G-103, Miami, Florida 33179
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 2 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Aviva Jakubowitz_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Track Data Securities Corp._____ , as
of ____December 31_____ , 20_05___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

FiNANciAL OperaTioNs PRiNcipAL
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TRACK DATA SECURITIES CORP.

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2005

TRACK DATA SECURITIES CORP.

DECEMBER 31, 2005

CONTENTS

PHILLIP L. GLICKMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
605 Ives Dairy Road, #G-103
Miami, Florida 33179
(305) 652-4241

INDEPENDENT AUDITOR'S REPORT

Stockholder and Directors
Track Data Securities Corp.
Brooklyn, New York

I have audited the accompanying statement of financial condition of Track Data
Securities Corp. as of December 31, 2005, and the related statements of operations,
changes in stockholder's equity, and cash flows for the year then ended that you are
filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial
statements are the responsibility of the Company's management. My responsibility is to
express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the
United States of America. Those standards require that I plan and perform the audit to
obtain reasonable assurance about whether the financial statements are free of material
misstatement. An audit includes examining, on a test basis, evidence supporting the
amounts and disclosures in the financial statements. An audit also includes assessing
the accounting principles used and significant estimates made by management, as well
as evaluating the overall financial statement presentation. I believe that my audit
provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material
respects, the financial position of Track Data Securities Corp. at December 31, 2005,
and the results of its operations and its cash flows for the year then ended in conformity
with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial
statements taken as a whole. The information contained on pages 11-12 is presented
for purposes of additional analysis and is not a required part of the basic financial
statements, but is supplementary information required by rule 17a-5 of the Securities and
Exchange Act of 1934. Such information has been subjected to the auditing procedures
applied in the audit of the basic financial statements and, in my opinion, is fairly stated in
all material respects in relation to the basic financial statements taken as a whole.

Phillip L. Glickman CPA

Miami, Florida
February 17, 2006

TRACK DATA SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash and Cash Equivalents	$ 3,233,742
Receivable from Clearing Broker	154,186
ECN Receivable	1,084,369
Other Assets	456,576
TOTAL ASSETS	$ 4,928,873

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

Accounts Payable	$ 347,391
Due To Parent	200,029
Due to Broker Dealers	871,332
TOTAL LIABILITIES	1,418,752

Contingencies

Shareholder's Equity

Common Stock, no par value; 10,000 shares authorized; 1,000 shares issued and outstanding	1,305,000
Retained Earnings	2,205,121
	3,510,121
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 4,928,873

The Accompanying Notes Are an Integral Part
of These Financial Statements

2

TRACK DATA SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:

Commissions	$	6,614,411
ECN Commissions		6,910,781
Futures Commissions		339,741
Other Income		410,202
		14,275,135

Operating Expenses:

Clearance And Exchange Fees	1,910,226
ECN Clearance And Commissions	6,960,134
Management Fees	2,852,233
Salaries and Wages	1,223,617
Professional Fees	311,238
Telephone and Data Access	1,049,871
Assessments	219,234
Rent	131,111
Other Operating Expenses	262,335
Total Operating Expenses	14,919,999
Operating Income (Loss)	(644,864)

Other Income (Expense):

Interest Income		55,456
Federal and State Income Taxes-Benefit		235,763
Net Income (Loss)	$	(353,645)

The Accompanying Notes Are an Integral Part
of These Financial Statements

TRACK DATA SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	COMMON STOCK	RETAINED EARNINGS	TOTAL
Balances, beginning	$ 1,305,000	$ 2,558,766	$ 3,863,766
Net Income (Loss)	-	(353,645)	(353,645)
Balances, ending	$ 1,305,000	$ 2,205,121	$ 3,510,121

The Accompanying Notes Are an Integral Part
of These Financial Statements

TRACK DATA SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities:	
Net Income	$ (353,645)
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Decrease in receivable from clearing broker	114,989
(Increase) in other assets	(340,484)
(Decrease) in Due To Broker Dealers	(438,052)
Increase in Accounts Payable	14,788
Increase in Account Receivable ECN	189,078
(Decrease) in Due To Parent	(975,500)
Total Adjustments	(1,435,181)
Net Cash (Used In) Operating Activities	(1,788,826)
Cash Flows from Investing Activities	
	-
Net Cash (Used In) Investing Activities	-
Cash Flows from Financing Activities	
	-
Net Cash (Used in) Financing Activities	-
Net (Decrease) in Cash and Cash Equivalents	(1,788,826)
Cash and Equivalents, Beginning of Year	5,022,568
Cash and Equivalents, End of Year	$ 3,233,742

The Accompanying Notes Are an Integral Part
of These Financial Statements

NOTE 1 – THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies that affect the more significant elements of the Company's financial statements are summarized below.

ORGANIZATION AND BUSINESS

The Company was formed on December 10, 1998. The Company is registered with the United States Securities and Exchange Commission and the National Association of Securities Dealers, Inc. as a broker/dealer in securities, and with the National Futures Association (NFA). Consequently, its record keeping is in accordance with rules and regulations prescribed by these Agencies. The Company operates Track ECN, an electronic communications network that enables traders to display and match limit orders for stocks. The Company is a Delaware corporation and is a wholly-owned subsidiary of Track Data Corporation.

NET CAPITAL

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission which requires that the Company's "Aggregate Indebtedness" as defined, shall not exceed 1500% of "Net Capital", as defined. At December 31, 2005, the Company's "Net Capital" was $1,934,898 and the "Required Net Capital", as defined, was $1,000,000. The ratio of "Aggregate Indebtedness" to "Net Capital" is 73%.

THE NFA net capital calculation is calculated the same as the NASD net capital as described above, except the minimum net capital is $250,000.

NOTE 1 – THE COMPANY AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES (Continued)

SECURITIES TRANSACTIONS

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company complies with its clearing firms' margin requirements and procedures. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, clearing firm, and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 1 –   THE COMPANY AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES (Continued)

COMMISSIONS

Commissions and related clearing expenses are recorded on a
trade-date basis as securities transactions occur.

INCOME TAXES

The Company is included in the consolidated federal income tax
return filed by the Parent. Federal income taxes are calculated as
if the companies filed on a separate return basis, and the amount
of current tax or benefit calculated is either remitted to or received
from the Parent. The amount of current and deferred taxes
payable or refundable is recognized as of the date of the financial
statements, utilizing currently enacted tax laws and rates. Deferred
tax expenses or benefits are recognized in the financial statements
for the changes in deferred tax liabilities or assets between years.
The Company has no transactions which have created a deferred
tax asset or liability.

ECN REVENUES AND EXPENSES

ECN revenues and the related clearing expenses and rebates are
recorded on a trade date basis as transactions occur. The
Company has transactions which have taken place on entities with
which they do not have an ECN agreement. The Company has not
recognized any revenues due from entities that do not have an
agreement unless such entity has been making regular payments.
The Company records the revenue from non-paying entities when
an agreement is executed or cash is collected. Until that time, the
Company cannot reasonably estimate the revenue to be earned.

NOTE 1 – THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

NOTE 2 – CONTINGENCIES

Various lawsuits, claims and proceedings of a nature normal to its business are pending against the Company. Additionally, the Company is a plaintiff in various collection lawsuits. The outcome of any of these lawsuits is either unknown or immaterial. It is the Company's policy to record a contingent liability for matters against it which are deemed both probable of success and assessable as to amounts for which it will become liable.

NOTE 3 – <u>RELATED PARTY TRANSACTIONS</u>

The Company is a wholly-owned subsidiary of Track Data Corporation.

For the year ended December 31, 2005, the Company paid $2,852,233 in management fees and $2,751,841 in expense reimbursements to Track Data Corporation.

At December 31, 2005, Track Data Securities Corp. owed the parent company $200,029 for expense reimbursements, income taxes, and other transactions. This amount is included in aggregate indebtedness.

The Company files a consolidated income tax return with its parent. At December 31, 2005, the Company accrued a benefit of $235,763 in income taxes, computed at statutory rates, to its parent.

The Company occupies space in a location leased by its parent.

NOTE 4 – <u>RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS</u>

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2005, consist of the following:

	Receivable	Payable
Receivable from clearing organizations	$ 154,186	
ECN rebates	1,084,369	$ 871,332
	$ 1,238,555	$ 871,332

SUPPLEMENTARY INFORMATION

Computation of Net Capital

Total ownership equity from Statement of Financial Condition	$	3,510,121
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		3,510,121
Non-allowable assets		(1,575,223)
Net capital before haircuts on securities positions		1,934,898
Haircuts on securities		-
Net capital	$	1,934,898

Aggregate Indebtness

Accounts Payable	$	347,391
Due To Parent		200,029
Due to Broker Dealers		871,332
Total Aggregate Indebtness	$	1,418,752

Computation of basic net capital requirement

Minimum net capital requirement at 1,500 percent	$	94,583
Net capital requirement per aqreement with NASD	$	1,000,000
Excess net capital	$	934,898
Excess net capital at 1,500 percent	$	1,840,315
Excess net capital at 1,000 percent	$	1,793,023

Ratio of aggregate indebtedness to net capital   73%

RECONCILIATION OF COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE
15C 3-1 TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING

No material differences exist between the net capital computation included in the financial
statements and the computation included in the Company's corresponding unaudited
Form X-17A-5, Part II filing.

See the Accompanying Independent Auditor's Report

SUPPLEMENTARY INFORMATION
(CONTINUED)

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15C 3-3

The Company is exempt under Section (k)(2)(b) of the rule. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to the claims of general creditors at December 31, 2005, are as follows:

Balance, beginning of period	$ -
Increases	-
Decreases	-
Balance, end of period	$ -

See the Accompanying Independent Auditor's Report

PHILLIP L. GLICKMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
605 Ives Dairy Road, #G-103
Miami, Florida   33179
(305) 652-4241

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY
SEC RULE 17a-5

Board of Directors
Track Data Securities Corp.

In planning and performing my audit of the financial statements and supplemental schedules of
Track Data Securities Corp. (The Company), for the year ended December 31, 2005, I
considered its internal control, including control activities for safeguarding securities, in order to
determine my auditing procedures for the purpose of expressing my opinion on the financial
statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have
made a study of the practices and procedures followed by the Company including tests of such
practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in
making the periodic computations of aggregate indebtedness (or aggregate debits) and net
capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of
rule 15c3-3. Because the Company does not carry securities accounts for customers or perform
custodial functions relating to customer securities, I did not review the practices and procedures
followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications and
        comparisons and recordation of differences required by rule 17a-13.

2.   Complying with the requirements for prompt payment for securities under section
        8 of Federal Reserve Regulation T of the Board of Governors of the Federal
        Reserve System.

The management of the Company is responsible for establishing and maintaining internal
control and the practices and procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls and of the practices and procedures referred to in the
preceding paragraph, and to assess whether those practices and procedures can be expected
to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip J. Glickman CPA

Miami, Florida
February 17, 2006